Exhibit 4.20

Summary of Share Purchase Agreement in Hebrew

Date:	June 3, 2004.

Parties:	Robomatix Technologies Ltd. (the “Seller”). Eyal Raef Adv., as trustee for un-named parties (the “Purchaser”).

The Transaction: On or before June 7, 2004, the Purchaser is to acquire from the Seller, 968 shares, nominal value NIS 1 each (the “Shares”), of the Israeli Credit Insurance Company Ltd. (the “Company”) constituting approximately 5.33% of the issued and outstanding share capital of the Company.

Consideration: NIS 3,464,500 – approximately $766,000 (the “Consideration”).

Representations and Warranties

We represented to the Purchaser as follows:

1.	The Shares are the property of the Seller. As of the date of the agreement, the Shares are subject to a lien in favor of Bank Hapoalim Ltd. (the “Bank”).

2.	At the date of transfer, the Shares shall be free and clear of all charges, claims, liens, encumbrances, debt and third party rights and the Seller shall furnish the Purchaser with a letter from the Bank and the Companies Registrar confirming that the lien over the Shares, registered in favor of the Bank, has been removed.

3.	The Seller has full and unrestricted legal right, power and authority to enter into the agreement.

4.	The Seller is aware that the Purchaser is acting in reliance upon these representations.

We received the following representations from the Purchaser:

1.	The Purchaser is authorized to and financially capable of meeting the obligations described in the agreement.

2.	The Purchaser has full and unrestricted legal right, power and authority to enter into the agreement.

3.	The Purchaser is acquiring the Shares as trustee for unnamed parties, “AS IS”, subject to the Shares being free and clear of all charges, claims, liens, encumbrances, debt and third party rights and without receiving any representations from the Seller in relation to the Company and/or the Shares other than the representations abovementioned.

4.	The Purchaser is aware that the Seller is acting in reliance upon these representations.